Amendment No. 3 to confidential draft submission

As submitted confidentially to the Securities and Exchange Commission on March 21, 2017 pursuant to the Jumpstart Our Business Startups Act. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Carvana Co.

(Exact name of registrant as specified in its charter)

Delaware	5500	81-4549921
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4020 E. Indian School Road

Phoenix, Arizona 85018

Telephone: (602) 852-6604

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ernie Garcia, III

Chief Executive Officer

4020 E. Indian School Road

Phoenix, Arizona 85018

Telephone: (602) 852-6604

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Robert M. Hayward, P.C. Robert E. Goedert Kirkland & Ellis LLP 300 North LaSalle Chicago, Illinois 60654 Telephone: (312) 862-2000	Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 Telephone: (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, par value $0.001 per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 3 to the Draft Registration Statement on Form S-1 is being confidentially submitted solely for the purpose of confidentially submitting Exhibits 3.1, 3.2, 10.4, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.14, 10.15, 10.16, 10.19, 10.20, 10.21, 10.22 and 10.23. No change is made to the prospectus constituting Part I of this Draft Registration Statement or Items 13, 14, 15, 16(b) or 17 of Part II of this Draft Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the Financial Industry Regulatory Authority, Inc., (“FINRA”), filing fee.

SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*

Total expenses	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 102(b)(7) of the General Corporation Law of the State of Delaware (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

The LLC Operating Agreement provides for indemnification of the manager, members and officers of Carvana Group and their respective subsidiaries or affiliates. To the extent permitted by applicable law, Carvana Group will indemnify us, Carvana Sub as its manager, its authorized officers, its other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred by any acts or omissions of these persons, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

We, Carvana Sub as Carvana Group’s manager, and the authorized officers and other employees and agents of Carvana Group will not be liable to Carvana Group, its members or their affiliates for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud, or intentional misconduct.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation or bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We will maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers. The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our directors and officers by the underwriters party thereto against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Prior to completion of this offering, the Registrant will issue              shares of Class B common stock to the LLC Unitholders. The issuance of such shares of Class B common stock will not be registered under the Securities Act because the shares will be offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(i)	Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(ii)	Financial statement schedules

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof; and

(3)	For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on             , 2017.

Carvana Co.

By:
Name: Ernie Garcia, III
Title: Chief Executive Officer

***

POWER OF ATTORNEY

The undersigned directors and officers of Carvana Co. hereby appoint each of             ,             and             , as attorney-in-fact for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments (including post-effective amendments) and exhibits to this registration statement on Form S-1 (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary or desirable, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on             , 2017.

Signature	Title

Ernie Garcia, III	Chief Executive Officer and Director (Principal Executive Officer)

Mark Jenkins	Chief Financial Officer (Principal Financial and Accounting Officer)

Director

Director

Director

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Form of Amended and Restated Certificate of Incorporation of Carvana Co., to be effective upon completion of this offering.

3.2	Form of Amended and Restated Bylaws of Carvana Co., to be effective upon completion of this offering.

4.1*	Specimen Class A common stock Certificate.

4.2*	Form of Second Amended and Restated Registration Rights Agreement, by and among Carvana Co. and the other signatories party thereto.

5.1*	Opinion of Kirkland & Ellis LLP.

10.1*	Form of Tax Receivable Agreement.

10.2*	Form of Exchange Agreement.

10.3*	Form of Amended and Restated Limited Liability Company Agreement of Carvana Group, LLC.

10.4+	Form of Carvana Co. 2017 Omnibus Incentive Plan.

10.5+	Form of Incentive Stock Option Agreement.

10.6+	Form of Restricted Stock Agreement.

10.7+	Form of Nonqualified Stock Option Agreement.

10.8+	Form of Stock Appreciation Rights Agreement.

10.9+	Form of Restricted Stock Unit Agreement.

10.10	Form of Indemnification Agreement.

10.11**†	Amended and Restated Inventory Financing and Security Agreement, dated as of July 27, 2015 among Ally Bank, Ally Financial and Carvana, LLC.

10.12**†	Amendment to Amended and Restated Inventory Financing and Security Agreement, dated as of July 30, 2015 among Ally Bank, Ally Financial and Carvana, LLC.

10.13**†	Third Amendment to Amended and Restated Inventory Financing and Security Agreement, dated as of November 9, 2016 among Ally Bank, Ally Financial and Carvana, LLC.

10.14†	Fourth Amendment to Amended and Restated Inventory Financing and Security Agreement, dated as of February 10, 2017 among Ally Bank, Ally Financial and Carvana, LLC.

10.15+	Carvana Group, LLC Equity Incentive Plan.

10.16+	Form of Award Agreement under Carvana Group Equity Incentive Plan.

10.17**†	Fourth Amended and Restated Lease Agreement, dated February 24, 2017 by and between DriveTime Car Sales Company, LLC, as landlord, and Carvana LLC and Carvana Shipping & Delivery, LLC, as tenant.

10.18**	Second Amended and Restated Shared Services Agreement, dated February 27, 2017, by and between DriveTime Automotive Group, Inc., and Bridgecrest Acceptance Corporation, f/k/a DT Acceptance Corporation and Carvana LLC.

10.19	Origination Agreement, dated June 1, 2014, by and between Carvana, LLC, as seller, and Bridgecrest Acceptance Corporation, f/k/a DT Acceptance Corporation, as purchaser.

Exhibit Number	Description

10.20	Amendment No 1 to Origination Agreement, dated December 31, 2015, by and between Carvana, LLC, as seller, and Bridgecrest Acceptance Corporation, f/k/a DT Acceptance Corporation, as purchaser.

10.21	Time Sharing Agreement, dated October 22, 2015, by and among Bridgecrest Credit Company, LLC, f/k/a DT Credit Company, LLC, as lessor, and Carvana Group, LLC, Verde Investments, Inc., GO Capital Holdings, LLC and Oreno Holdings, LLC, as lessees.

10.22†	Amended and Restated Master Purchase and Sale Agreement, among Ally Bank, Ally Financial, Inc. and Carvana Auto Receivables 2016-1 LLC.

10.23†	Amended and Restated Master Transfer Agreement, among Sonoran Auto Receivables Trust 2016-1 and Carvana Auto Receivables 2016-1 LLC.

10.24**	SilverRock Automotive Master Dealer Agreement, dated December 8, 2016 among SilverRock Automotive, Inc., SilverRock Automotive of Florida, Inc. and Carvana, LLC.

10.25**	IP License Agreement, dated as of February 27, 2017, among DriveTime Automotive Group, Inc., DriveTime Car Sales Company LLC, Bridgecrest Acceptance Corporation f/k/a DT Acceptance Corporation and their respective wholly owned subsidiaries and Carvana, LLC.

10.26**	Master Loan Agreement, dated as of February 27, 2017 among Carvana Group, LLC, as borrower, Verde Investments, Inc. and the other lenders party thereto.

10.27**	Guarantee, dated as of February 27, 2017 between Carvana, LLC and Verde Investments, Inc.

10.28*	Limited Liability Company Agreement of Carvana Co. Sub LLC.

21.1**	List of subsidiaries of Carvana Co.

23.1*	Consent of Grant Thornton LLP, independent registered public accounting firm.

23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

24.1	Powers of Attorney (included on signature page).

99.1*	Consent of Director Nominees

*	Indicates to be filed by amendment.

**	Indicates previously filed.

+	Indicates a management contract or compensatory plan or agreement.

†	Confidential treatment requested as to certain portions, which portions have been provided separately to the Securities and Exchange Commission.